AGREEMENT

THIS AGREEMENT (“Agreement”), dated as of November 19, 2008, is entered into by and between MDS Inc., a corporation governed by the laws of Canada (the “Company”), Obrem Capital Offshore Master, L.P. (“Obrem Capital Offshore”) and Obrem Capital (QP), L.P. (“Obrem Capital (QP)” and, together with Obrem Capital Offshore, the “Shareholders”).

WITNESSETH:

WHEREAS, one or more of the Shareholders is the beneficial owner of 7,884,100 common shares of the Company (each a “Common Share”), which represents approximately 6.5% of the outstanding Common Shares; and

WHEREAS, the Company and the Shareholders desire to undertake the actions and agreements contained herein.

NOW, THEREFORE, in consideration of the sum of $1.00 and the mutual promises, representations, warranties, respective covenants and agreements of the parties contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1

REPRESENTATIONS AND WARRANTIES

1.1 Representations and Warranties of the Shareholders

The Shareholders represent and warrant to the Company that:

(a)	one or more of the Shareholders is the registered and direct or indirect beneficial owner of the Common Shares,

(b)
each of the Shareholders is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to execute and deliver this Agreement,

(c)	this Agreement has been duly executed and delivered by the Shareholders, and

(d)
this Agreement constitutes the valid and binding agreement of the Shareholders, enforceable against the Shareholders in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), in each case now or hereafter in effect.

1.2 Representations and Warranties of the Company

The Company represents and warrants to the Shareholders that:

(a)	the Company is duly organized, validly existing and in good standing under the laws of Canada and has all requisite corporate power and authority to execute and deliver this Agreement,

(b)	this Agreement has been duly executed and delivered by the Company, and

(c)
this Agreement constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), in each case now or hereafter in effect.

ARTICLE 2

COVENANTS

2.1 Covenants of the Shareholders

Each of the Shareholders agrees with the Company that, during the period commencing on the date hereof and ending on the termination of this Agreement as provided in Section 3.1, it shall not, and shall cause each of its directors, officers, partners, members, employees, agents (acting in such capacity), directly or indirectly controlled investment funds and any Person in whom the Shareholders and/or such funds beneficially own and/or exercise control or direction over, directly or indirectly, securities carrying more than 50% of the voting rights of such Person (collectively, “Representatives”) not to, in any manner, directly or indirectly, alone or in concert with others:

(a)
propose to any individual, corporation or other entity of any kind (each a "Person"), other than the other Shareholder and its Representatives and the Company, that such Person effect or seek to effect, encourage or seek to encourage, or discourage or seek to discourage, any proxy contest, take-over bid, amalgamation, merger, consolidation, acquisition, disposition, scheme, arrangement, business combination or other extraordinary transaction involving the Company or any of its subsidiaries or joint ventures or any of their respective securities;

(b)
form, join, encourage, influence, advise or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the United States Securities Exchange Act of 1934 (the “Exchange Act”)) or act jointly or in concert (within the meaning of applicable Canadian securities laws) with any Person (other than the other Shareholder) with respect to the acquisition or voting of any securities of the Company or otherwise in any manner agree, attempt, seek or propose to deposit any securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities in any voting trust or similar arrangement with any Person;

(c)
in any way “solicit" any “proxies” (as such terms are defined in the Canada Business Corporations Act (the “CBCA”) and applicable Canadian securities laws, but excluding the exceptions provided in section 67 of the Regulations under the CBCA, paragraph (b) of subsection 68(1) of the Regulations under the CBCA and paragraphs (i), (j) and (k)(ii) and (iii) of the definition of “solicit” in section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) from the Company’s shareholders;

(d)	make or be the proponent of any shareholder proposal, whether pursuant to section 137 of the CBCA or otherwise;

(e)
(1) call or seek to call a meeting of shareholders, including requisitioning the Board to call a meeting of shareholders pursuant to section 143 of the CBCA or otherwise, (2) seek representation on the Board on its behalf or on behalf of any other Person, or (3) seek the removal of any member of the Board;

(f)
make any public proposal or request with respect to: (A) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries or joint ventures; (B) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or joint ventures; (C) any change in the Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (D) any material change in the capitalization or dividend policy of the Company; (E) any other material change in the Company’s business or corporate structure; (F) changes in the Company’s articles, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any Person; (G) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any stock exchange or quotation system on which any of the securities of the Company are listed or posted for trading or quoted, as applicable, at the relevant time; (H) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (I) any action similar to any of those enumerated in this paragraph (f);

(g)
seek to have the Company amend or modify any provisions of the Company’s articles or by-laws or waive, amend, modify or terminate the Amended and Restated Shareholder Protection Rights Agreement dated as of March 9, 2006, between the Company and CIBC Mellon Trust Company, as the same may otherwise be amended, supplemented or replaced from time to time;

(h)
(A) make, (B) in any way seek to make, or (C) take any action that is designed to require the Company or any other Person under applicable Canadian or U.S. securities laws or stock exchange rules to make, any public statement or disclosure (including, without limitation, in the case of the Shareholders, by way of amendment to the Shareholders’ previous filings pursuant to Rule 13D under the Exchange Act), whether oral, by way of press release or otherwise, concerning the Company (which for purposes of this section shall include the Company’s subsidiaries and joint venture interests), including without limitation, the Company’s securities (other than disclosure that is required by applicable Canadian and/or U.S. securities laws as a result of changes in the number of Common Shares held by the Shareholders from time to time), business, affairs, operations, results of operations, plans, prospects, and the Company’s directors, officers or employees (provided that the Shareholders may make public disclosure of this Agreement as is required by applicable Canadian and U.S. securities laws); or

(i)	request the Company or any of its representatives (including the Board), directly or indirectly, to release any of the Shareholders from, amend or waive any provision of this Agreement;

provided that nothing in this Agreement shall fetter the Shareholders' ability to vote their Common Shares as they see fit.

ARTICLE 3

TERMINATION

3.1 Termination

The provisions of this Agreement shall remain in full force and effect until the earlier of:

(a)	the date immediately after the annual meeting of the shareholders of the Company in 2009 (including any adjournment or postponement thereof); and

(b)	April 30, 2009.

ARTICLE 4

GENERAL

4.1 Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given to a party if delivered in person or sent by overnight delivery (providing proof of delivery) to the party at the following addresses (or at such other address for a party as shall be specified by like notice) on the date of delivery, or if by facsimile, upon confirmation of receipt:

If to the Company:	MDS Inc. 2700 Matheson Blvd. East Suite 300, West Tower Mississauga, Ontario L4W 4V9 Attention: General Counsel Telephone: 416.213.4255 Facsimile: 416.213.4222
If to the Shareholders and any of their Representatives:	c/o Obrem Capital Management, LLC 733 Third Avenue, 11th Floor New York, NY 10017 Attention: Andrew Rechtschaffen Telephone: (646) 454-5310 Facsimile: (646) 454-5369

4.2 No Third-Party Beneficiaries

Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any Persons other than the parties and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third Persons to any party, nor shall any provisions give any third Persons any right or subrogation over or action against any party.

4.3 Governing Law

This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to the conflicts of law provisions thereof. Any disputes arising out of or in connection with this Agreement shall be adjudicated in the Courts of Ontario. Each party hereto irrevocably submits (and the Shareholders shall cause the Representatives to submit) to the personal jurisdiction of such court for the purposes of any such suit, action, counterclaim or proceeding arising out of this Agreement (collectively, a “Suit”). Each of the parties hereto hereby waives and agrees not to assert by way of motion, as a defense or otherwise in any such Suit, any claim that it is not subject to jurisdiction of the above court, that such Suit is brought in an inconvenient forum, or the venue of such Suit is improper.

Each of the parties hereby agrees (and the Shareholders shall cause the Representatives to accept) that service of all writs, process and summonses in any Suit may be made upon such party or Representative by mail to the address as provided in this Agreement. Nothing herein shall in anyway be deemed to limit the ability of any party to serve any such writs, process or summonses in any other matter permitted by applicable law.

4.4 Assignment; Successors

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.  No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise.

4.5 Amendments; Waivers

Subject to applicable law, this Agreement may only be amended pursuant to a written agreement executed by all the parties, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective.  No waiver of any term or provision of this Agreement shall be construed as a further or continuing waiver of such term or provision or any other term or provision.

4.6 Entire Agreement

This Agreement constitutes the entire agreement of all the parties and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.  No representation, warranty, promise, inducement or statement of intention has been made by any party which is not contained in this Agreement and no party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein or therein.  The parties expressly disclaim reliance on any information, statements, representations or warranties regarding the subject matter of this Agreement other than the terms of this Agreement.

4.7 Counterparts

To facilitate execution, this Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed to be an original, but all of which together shall constitute one binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.

4.8 Specific Performance

The parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties are entitled to an injunction or specific performance of the terms hereof in addition to any other remedies at law or in equity.

4.9 Effect of Termination

This Article 4 shall survive the termination of any of the provisions this Agreement.  No termination of this Agreement shall relieve any party hereto from liability for any breach of this Agreement prior to such termination.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

MDS INC.
By:	/s/ Douglas S. Prince
Name: Douglas S. Prince
Title: EVP Finance & CFO
OBREM CAPITAL OFFSHORE MASTER, L.P. By Obrem Capital (GP), LLC, its General Partner
By:	/s/ Andrew Rechtschaffen
Name: Andrew Rechtschaffen
Title: Managing Member

OBREM CAPITAL (QP), L.P. By Obrem Capital (GP), LLC, its General Partner
By:	/s/ Andrew Rechtschaffen
Name: Andrew Rechtschaffen
Title: Managing Member